UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1*)



                             LASERSIGHT INCORPORATED
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                    517924106
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                                 (CUSIP Number)

                              December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed: [ ] Rule 13d-1(b) [ x ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  517924106
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1.   Names of Reporting Persons.

     I.R.S. Identification Nos. Of Above Persons (entities only): Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13d-1(k)
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)                        (b)
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3.       SEC Use Only
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4.       Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by   5.  Sole Voting Power        2,636,000*
Each Reporting Person With:              6.  Shared Voting Power            0
                                         7.  Sole Dispositive Power   2,636,000*
                                         8.  Shared Dispositive Power       0
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:     2,636,000*
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10. Check if  the Aggregate  Amount  in  Row (9)  Excludes  Certain  Shares (See
    Instructions):

                Not Applicable
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11. Percent of Class Represented by Amount in Row (9):  9.9%*
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12. Type of Reporting Person (See Instructions):  IN
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* NorthBay  Opportunities,  L.P. (f/k/a BayStar Capital,  L.P.) ("NorthBay"),  a
Delaware  limited  partnership,   beneficially  owns  (i)  1,636,074  shares  of
Lasersight Incorporated (the "Issuer") common stock, par value $.001 (the "Common Stock"); (ii) warrants to purchase 400,000 shares of Common Stock (the "Warrants"); and (iii) 851,064 shares of Series F preferred stock of the issuer which is convertible into common stock on a share for share basis (the "Preferred Stock"). NorthBay International Opportunities Ltd. (f/k/a BayStar International, Ltd.) ("International"), a corporation organized as a limited company under the laws of the British Virgin Islands, beneficially owns (i) 813,977 shares of Common Stock; (ii) Warrants to purchase 200,000 shares of Common Stock; and (iii) 425,532 shares of Preferred Stock. Stark International ("Stark"), a Bermuda general partnership, beneficially owns Warrants to purchase 209,817 shares of Common Stock. Shepherd Investments International, Ltd. ("Shepherd"), a British Virgin Islands corporation, beneficially owns Warrants to purchase 209,817 shares of Common Stock. The Warrants and Preferred Stock held by each of NorthBay and International may only be exercised at such time as NorthBay, International, Stark, and Shepherd (together "the Entities"), in the aggregate, own less than 4.9% of the issued and outstanding Common Stock. The Warrants held by each of Stark and Shepherd may only be exercised at such time as the Entities, in the aggregate, own less than 9.9% of the issued and outstanding Common Stock (except for Warrants to purchase 35,000 shares of Common Stock held by Stark and Warrants to purchase 15,000 shares of Common Stock held by Shepherd which may be exercised immediately). Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Michael A. Roth and Brian J. Stark, in their capacity as the sole members of (i) NorthBay Partners, LLC, a Wisconsin limited liability company, which serves as both the managing member of (a) NorthBay Management, LLC, the general partner of NorthBay and (b) NorthBay International Management, LLC, the investment manager of International, and (ii) Staro Asset Management, L.L.C., a Wisconsin limited liability company, which serves as both the managing general partner of (a) Stark and (b) the investment manager of Shepherd, beneficially own and possesses sole voting and dispositive power over 2,636,000 shares of Common Stock which represents 9.9% of the Issuer's deemed issued and outstanding Common Stock.

Item 1.

(a)  Name Of Issuer:   Lasersight Incorporated


(b) Address of Issuer's Principal Executive Offices: 3300 University Boulevard, Suite 140, Winter Park, Florida 32792

Item 2.

(a) Name of Person Filing:  Michael A. Roth and Brian J. Stark

(b) Address of Principal Business Office or, if none, Residence: 1500 West Market Street, Suite 200, Stark Mequon, WI 53092

(c) Citizenship:  United States

(d) Title of Class of Securities:  Common stock

(e) CUSIP Number:  517924106

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4. Ownership.

        (a)  Amount beneficially owned (as of the date of this schedule):

             2,636,000

        (b)  Percent of Class (as of the date of this schedule): 9.9%

        (c)  Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote: 2,636,000

           (ii) Shared power to vote or to direct the vote:   0

          (iii) Sole power to dispose or to direct the disposition of: 2,636,000

           (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following space _____.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

     By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                      February 13, 2002
                                      ------------------------------------------
                                      Date

                                      /s/ Michael A. Roth
                                      ------------------------------------------
                                      Michael A Roth

                                      /s/ Brian J. Stark
                                      ------------------------------------------
                                      Brian J. Stark


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                            Dated: February 13, 2002


     The undersigned hereby agree that the Schedule 13G with respect to Lasersight Incorporated, dated as of the date hereof, is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).


                                  /s/ Michael A. Roth
                                  --------------------------------------------
                                  Michael A Roth


                                  /s/ Brian J. Stark
                                  --------------------------------------------
                                  Brian J. Stark